Alliance All-Market Advantage Fund, Inc.		Exhibit 77C
811-08702



The Annual Meeting of Stockholders (the "Meeting") of Alliance All-Market Advantage Fund, Inc. was held on March 20, 2003. One proposal was presented to the stockholders at the Meeting, which was approved. A description of the proposal and the number of shares voted at the Meeting are as follows:

1. To Elect 			Shares Voted For		Withheld Authority
   Class Three
   Directors
   (term expires 2006)

   John D. Carifa			3,412,232			113,660
   Ruth Block			3,418,453			107,439